Exhibit 99.2

Alteva Employee Discussion Points

Situation Overview

Momentum has signed an agreement to purchase the stock of Alteva in a take private transaction. The deal is subject to regulatory and Alteva shareholder approval, but is expected to close at year-end if approvals are received.

Overview of Momentum

Momentum Telecom is a leading VoIP, broadband services and unified communications provider, offering smart, customizable cloud solutions to direct subscribers and more than 400 partners nationwide. Momentum Telecom delivers superior quality products backed by a geo-redundant network with best- in-class uptime and industry leading customer service. Headquartered in Birmingham, AL, Momentum Telecom has regional offices across the United States. To learn more visit momentumtelecom.com or connect with us on Facebook, Google Plus, Twitter, or Linkedin. You can also visit the Momentum blog to keep up with the latest innovations in cloud communications and business productivity.

Discussion Highlights

•                  The Alteva acquisition shows Momentum’s commitment to being a leading UC provider to business customers throughout the U.S.

•                  Alteva primarily sells through the channel, which has almost no overlap with Momentum.

•                  Alteva operates on the same Broadworks platform as Momentum which will allow for no product disruption for the customer bases of both companies. Both companies will continue to sell the same products.

•                  Momentum is headquartered in Birmingham, AL.  Alteva’s presence in Philadelphia and the rest of the Northeast will significantly enhance Momentum’s geographic footprint.

•                  Momentum has experience with a dozen or so ILEC customers and their ownership and knowledge of an ILEC will help us continue to expand hosted voice outside of cable to CLECs and ILECs on a white label basis.

Frequently Asked Customer Questions

1.              What is Momentum’s take?

We are excited about the merger! Our goal is to be one of the largest providers of business phone service in the U.S. and this merger is a great step on that path.  This partnership is a real opportunity to grow in both customer base and territory, but also strengthens support and industry expertise.

2.              What is the timing of the merger?

The merger is subject to regulatory and shareholder approval.  We are targeting the end of the year to close the transaction.

3.              What changes can I expect?

Considering the technology used by both companies (Broadworks for hosted communications) is the same, there shouldn’t be many changes other than expanded support and customer/sales reach.

4.              What about contacts and contracts?

The companies will operate independently until the transaction receives approvals. Business will proceed as usual for both parties throughout the approval period, including company contact information, locations and existing support procedures. Existing customer contracts will remain in effect throughout the merger.

5.              How will the product portfolio change?

Both Alteva and Momentum have similar product portfolios on the Broadworks platform, which will allow for no product disruption for the customer bases. Alteva also has significant experience deploying Microsoft Lync which will help Momentum continue to expand that offering.  Momentum has experience with a dozen or so ILEC customers and its ownership and knowledge of an ILEC will help it continue to expand hosted voice outside of cable to CLECs and ILECs on a white label basis.

6.              How will information be communicated?

The definitive answers to many of your important questions are still being determined and any changes will be communicated in a thorough and timely manner.  Given the 90 — 120 day approval period, there will likely not be many updates until early 2016.

7.              What about VAR Partners?

Alteva primarily sells through the channel.  The acquisition significantly enhances Momentum’s channel experience in the Northeast and demonstrates its commitment to being a leading provider of UC in the channel.  Momentum plans on remaining committed to and expanding our presence in the channel.  If you encounter a partner with both an Alteva and Momentum agreement, please alert Bill Birnie.  We will handle those on a case by case basis.